

April 20, 2022

Moshe Eisenberg
Chief Financial Officer
CAMTEK LTD
Ramat Gavriel Industrial Zone
P.O. BOX 544
Migdal Ha'Emek, 23150, Israel

Re: CAMTEK LTD
Form 20-F filed March 15, 2022
File No. 000-30664

Dear Mr. Eisenberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2021

General

1. It appears a substantial majority of your revenue for the 2021 fiscal year was derived from China. Please review the Division of Corporation Finance's December 20, 2021 guidance "*Sample Letter to China-Based Companies*" available at: https://www.sec.gov/corpfin/sample-letter-china-based-companies and update your disclosure to discuss the legal and operational risks associated with being a China-based company, or explain why such comments are not applicable to the company.

Financial Statements
Note 16 - Entity-Wide Information, page F-35

2. Please provide the enterprise-wide information required by ASC 280-10-50-38 through 50-41. Specifically address how you have concluded that you are not required to report disaggregated product information. In this regard, we note your disclosure on page 22

that you offer a broad range of systems. Please also disclose the name of the country and the amount of revenue from that foreign country if any revenue derived from that particular foreign country is material. Address the need to separately present China and any other country within Asia Pacific deemed material.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-6001 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences